SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

THROUGH April, 2012
(Commission File No. 1-32826)

TAM S.A.
(Exact name of Registrant as specified in its Charter)

Av. Jurandir, 856 – Lote 4, 1° andar
04072-000 São Paulo, São Paulo
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

TAM MRO is the newest member of the maintenance global network of Airbus

Entering in the Airbus MRO Network confirms our business unit as one of the leading providers of services to the aircraft manufacturer in Latin America

São Paulo, April 5th, 2012 - (BM&FBOVESPA: TAMM4/NYSE: TAM) - TAM MRO (Maintenance, Repair and Overhaul), our business unit, has signed an agreement to become the newest member of the Airbus MRO Network. The announcement came yesterday at MRO Americas conference and exhibition, this year held in Dallas, Texas. TAM MRO currently provides services for the Airbus A320 and A330/A340 Families throughout South America.

The Airbus MRO Network is designed to provide customers with a worldwide choice of competitive, high-quality maintenance services from MRO providers with Airbus aircraft experience. Since the formation of the Network seven years ago, Airbus has worked with MRO organizations worldwide to establish performance benchmarks for maintenance efficiency and customer satisfaction.

“We are very proud of the confidence Airbus has shown in our work by bringing us into their MRO Network,” said Luiz Gustavo Silva, Executive Director  of TAM MRO. “We are confident that our membership in this organization will help us win new maintenance business from Airbus operators.”

“It gives us great pleasure to welcome TAM MRO to the Airbus MRO Network,” said Didier Lux, Executive Vice President, Airbus Customer Services. “TAM MRO has gained extensive experience in maintaining Airbus aircraft, not only for TAM Airlines, but for other operators as well. Their membership grows the coverage of the Airbus MRO Network in South America.”

Contacts

Investor Relations:

Marco Antonio Bologna (CEO)

Líbano Miranda Barroso (CFO and Investor Relations Director )

Jorge Bonduki Helito (IR)

Suzana Michelin Ramos (IR)

Marina Silva Rey Guzman (IR)

Phone: (11) 5582-9715

Fax: (11) 5582-8149

invest@tam.com.br

www.tam.com.br/ri

Media Relations:

Phone: (55) (11) 5582-9748/7441/7442/8795

Mobile. (55) (11) 8644-0128

tamimprensa@tam.com.br

www.taminforma.com.br

About TAM: (www.tam.com.br)

We operate direct flights to 43 destinations in Brazil and 19 in Latin America, United States and Europe. Through agreements with Brazilian and foreign airlines, we reach 92 Brazilian airports and 92 international destinations. Our share in the domestic market was of 41.0% in December; additionally, we are the leader among Brazilian airlines that operate routes to other countries, with 88.9% of market share in this segment. With the biggest fleet of passenger aircrafts in Brazil (156 aircraft), we tend to our clients with the Spirit to Serve and aim at making air trips increasingly accessible to the population. We are the pioneer Brazilian airline in the launch of a fidelity program; TAM Fidelidade has distributed 17 million tickets via point redemption and is part of the Multiplus network, currently with 9 million associates. Member of Star Alliance – the biggest airline alliance in the world – since May 2010, we integrate a network that encompasses 1,290 destinations in 1859countries.

Forward-looking statements

This notice may contain forward-looking statements. These estimates merely reflect the expectations of the Company’s management, and involve risks and uncertainties. The Company is not responsible for investment operations or decisions taken based on information contained in this release. Thes estimates are subject to changes without prior notice.

SIGNATURE

            Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 5, 2012

TAM S.A.

By:	/S/ Libano Miranda Barroso
Name: Libano Miranda Barroso Title: Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.